ARBOR REALTY TRUST, INC.

333 Earle Ovington Boulevard, Suite 900

Uniondale, New York 11553

May 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Arbor Trust Realty, Inc.

Registration Statement on Form S-4

File No. 333-224251

Ladies and Gentlemen:

Arbor Realty Trust, Inc. (the “Registrant”), the sole obligor under its 5.625% Senior Notes due 2023 (the “Restricted Notes”), is registering an exchange offer (the “Exchange Offer”) pursuant to the above referenced Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Registrant represents as follows:

1.              The Registrant has not entered into any arrangement or understanding with any person who will receive the 5.625% Senior Notes due 2023 in the Exchange Offer (the “Exchange Notes”) to distribute those securities following the completion of the Exchange Offer. To the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and will not participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

2.              The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.              The Registrant will include in the letter of transmittal to be executed by each person participating in the Exchange Offer (a) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (b) an acknowledgement for each person that is a broker-dealer exchanging Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact me at (516) 506-4422 or David J. Goldschmidt, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-3574.

Very truly yours,

ARBOR REALTY TRUST, INC.

By:	/s/ Paul Elenio
	Name:	Paul Elenio
	Title:	Chief Financial Officer

cc:           Skadden, Arps, Slate, Meagher & Flom LLP